SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.    )*

PETROBRAS ARGENTINA S.A.
(Name of Issuer)

CLASS B SHARES, par value Ps.1.00 (the “class b shares”)
AMERICAN DEPOSITARY SHARES, each representing TEN class b shares (the “adss”) (Title of Class of Securities)

71646J109(1)
(CUSIP Number)

Diego Martín Salaverri Pampa Energía S.A. Ortiz de Ocampo 3302, Building #4 C1425DSR, City of Buenos Aires Argentina + 54 11 4809 9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to: Juan G. Giráldez, Esq. Adam J. Brenneman, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000
July 27, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares, each representing ten Class B Shares.

Page 1 of 6 Pages

CUSIP No. 71646J109
1.	Names of Reporting Persons Pampa Energía S.A. (Pampa Energy Inc.)
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) BK, AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Argentina
Number of American Depositary Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 135,679,155 ADSs and 6 Class B Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 135,679,155 ADSs and 6 Class B Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 135,679,155 ADSs and 6 Class B Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 67.2% of the Class B Shares
14.	Type of Reporting Person (see instructions) CO

Page 2 of 6 Pages

Item 1.  Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Class B shares (the “Class B Shares”) of Petrobras Argentina S.A., a sociedad anónima organized under the laws of the Republic of Argentina (the “Issuer”), a portion of which is represented by American depositary shares (the “ADSs”) that are traded on the New York Stock Exchange (the “NYSE”) (each ADS representing ten Class B Shares). The principal executive offices of the Issuer are located at Maipú 1, 22nd Floor, City of Buenos Aires, Argentina.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.  Identity and Background

Pampa Energía S.A., a sociedad anónima organized under the laws of the Republic of Argentina (“Pampa”), is filing this Statement.

Pampa’s principal business address is Ortiz de Ocampo 3302, Building #4, C1425DSR, City of Buenos Aires, Argentina.

During the last five years, neither Pampa nor any manager or executive officer of Pampa, to the best of its knowledge, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On May 13, 2016, Pampa, as buyer, and Petrobras International Braspetro B.V., a besloten vennootschap organized and existing under the laws of The Netherlands (“Petrobras Netherlands”), as seller, entered into a sale and purchase agreement (the “Sale and Purchase Agreement”) pursuant to which Pampa agreed to acquire all of the shares of PPSL (the “Transaction”). As of July 27, 2016 (the closing date of the Transaction), PPSL was the beneficial owner of 135,679,155 ADSs, representing 1,356,791,556 Class B Shares, or 67.2% of the total number of Class B Shares. The purchase price for the acquisition of PPSL, after the adjustments set forth in the Sale and Purchase Agreement, amounted to U.S.$897,163,212 and was funded through the following sources:

(i)       release of funds deposited into escrow on May 13, 2016 by Pampa amounting to U.S.$178.4 million, representing 20% of the base purchase price under the Sale and Purchase Agreement;

(ii)     U.S.$271 million of a senior secured bridge loan credit facility of up to approximately U.S.$600 million arranged by Citigroup Global Markets Inc. and Deutsche Bank AG, London Branch, that Pampa entered into on July 26, 2016, attached as Exhibit 1 (the “Bridge Loan Credit Facility”);

(iii)    loan of U.S.$140 million from YPF S.A., a sociedad anónima organized under the laws of the Republic of Argentina, that Pampa entered into on May 13, 2016, attached as Exhibit 2;

(iv)   a loan of U.S.$85 million from Pampa’s subsidiary, Petrolera Pampa S.A., a sociedad anónima organized under the laws of the Republic of Argentina, that Pampa entered into on July 25, 2016, attached as Exhibit 3;

(v)     a loan of U.S.$50 million from Pampa’s affiliate, Emes Energía Argentina LLC (“Emes”), a limited liability company organized under the laws of Delaware, that Pampa entered into on May 13, 2016, attached as Exhibit 4 (the “Emes Convertible Loan”); and

(vi)   proceeds in the amount of approximately U.S.$153 million from Pampa’s sale of its indirect interest in Transportadora de Gas del Sur S.A. that was consummated on July 27, 2016.

Item 4.  Purpose of Transaction

Pursuant to Argentine law, as a result of the Transaction, which resulted in a change of control of the Issuer, Pampa is required to make an offer to purchase all of the remaining outstanding Class B Shares for cash in Argentina (the “Cash Tender Offer”). As an alternative to a cash payment for Class B Shares, Pampa also expects to offer the Issuer’s other shareholders the option to receive equity securities of Pampa, subject to a maximum issuance of 320,000,000 Common Shares of Pampa (including in the form of American depositary shares) (the “Exchange Offer” and, together with the Cash Tender Offer, the “Offers”). As has been previously announced, Pampa expects to conduct the Offers simultaneously in accordance with the applicable Argentine and U.S. securities laws.

Page 3 of 6 Pages

Pampa is currently evaluating the possibility, after the completion of the Offers, of merging Pampa with the Issuer, with Pampa as the surviving company (the “Potential Merger”), which shall be submitted for consideration of the board of directors and shareholders’ meetings of both companies once a full analysis has been concluded. If the Potential Merger occurs, holders of Class B Shares and ADSs will receive Common Shares of Pampa or American depositary shares representing Common Shares of Pampa, as the case may be. The Potential Merger is subject to a number of conditions, including shareholder meeting approval, and as a result Pampa can provide no assurances as to when it will consummate the Potential Merger or whether the Potential Merger will be consummated at all.

If the Potential Merger is approved, Pampa intends to take the steps necessary to obtain the authorization of the Argentine National Securities Commission (Comisión Nacional de Valores) for the delisting of the Class B Shares from the Buenos Aires Stock Exchange (Mercado de Valores de Buenos Aires S.A.), deregister and delist the Class B Shares and the ADSs under the Exchange Act and from the NYSE and terminate the deposit agreement for the ADSs.

Even if the Potential Merger is not approved and the Issuer does not obtain deregistration and delisting of the Class B Shares in Argentina, Pampa may decide to cause the Issuer to delist from the NYSE, terminate the deposit agreement for the ADSs and deregister the Class B Shares and the ADSs under the Exchange Act. The decision would depend on the results of the Offers and on Pampa’s management’s evaluation of the public float, trading volumes and liquidity of the ADSs after completion of the Offers.

Item 5.  Interest in Securities of the Issuer

(a)     Pampa may be deemed to have the following beneficial ownership interests in the Class B Shares:

Class B Shares Owned Directly
Number	% of Class(1)
1,356,791,556(2)	67.2%

(1)     Percentage based on 2,019,236,820 Class B Shares outstanding as of March 31, 2016, as set forth in the Issuer’s annual report for the year ended December 31, 2015, filed with the Securities and Exchange Commission on April 29, 2016 (File No. 333‑155319).

(2)     Represented by 135,679,155 ADSs.  PPSL is a wholly-owned subsidiary of Pampa, and thus Pampa may be deemed to indirectly beneficially own all Class B Shares (including Class B Shares represented by ADSs) directly beneficially owned by PPSL.

(b)     Pampa may be deemed to have the sole power to vote and direct the disposition of 1,356,791,556 Class B Shares, represented by 135,679,155 ADSs.

(c)     Not applicable.

(d)     Not applicable.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Bridge Loan Credit Facility, Pampa agreed to pledge the ADSs held by PPSL as collateral securing Pampa’s repayment obligations thereunder. The Bridge Loan Credit Facility contains default and similar provisions that are standard for such agreements. The lenders thereunder may not exercise voting or dispositive powers over the pledged ADSs prior to an event of default under the Bridge Loan Credit Facility.

Pampa will repay the Emes Convertible Loan by transferring a portion of PPSL’s debt acquired by Pampa from Petrobras Netherlands at closing of the Transaction. PPSL will repay such loan in-kind by transferring a portion of the ADSs to Emes. Emes has agreed to either (i) tender its ADSs (in the form of either ADSs or Class B Shares) in the Exchange Offer in exchange for equity securities of Pampa or (ii) receive equity securities of Pampa upon the consummation of the Potential Merger.

Pursuant to a loan of up to U.S.$25 million from Grupo Mtres S.A., a corporation (sociedad anónima) organized under the laws of Uruguay (“Mtres”), that Pampa entered into on July 26, 2016, attached as Exhibit 5 (the “Mtres Convertible Loan”), Pampa may voluntarily prepay the Mtres Convertible Loan at any time, in whole but not in part, without penalty or premium, by transferring Class B Shares or ADSs to Mtres in lieu of cash. Pampa may use the proceeds of the Mtres Convertible Loan to fund a portion of the cash consideration to be paid in the Cash Tender Offer.

Page 4 of 6 Pages

Other than as described in this Item 6, which are incorporated herein by reference, and in the agreements attached as exhibits hereto, to the best knowledge of Pampa, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between either Reporting Person and any other person, with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description
1

Senior Secured Bridge Loan Agreement, dated as of July 26, 2016, among Pampa, the lenders from time to time party thereto, Citibank, N.A., as Administrative Agent and Collateral Agent, Citibank, N.A., Argentine Branch, as Argentine Paying Agent and Argentine Collateral Agent, and the other agents and arrangers party thereto.

2	Loan Agreement, dated as of May 13, 2016, between Pampa and YPF S.A.
3	Loan Agreement, dated as of July 25, 2016, between Pampa and Petrolera Pampa S.A.
4	Loan Agreement, dated as of May 13, 2016, between Pampa and Emes Energía Argentina LLC.
5	Loan Agreement, dated as of July 26, 2016, between Pampa and Grupo Mtres S.A.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2016

PAMPA ENERGÍA S.A.

By:       /s/ Gustavo Mariani
Name:  Gustavo Mariani
Title:     Co-Chief Executive Officer

Page 6 of 6 Pages